Exhibit 99.1

THIRD QUARTER 2019

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2019 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2019 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.3 Billion Diversified earnings growth	Diluted EPS[1] $2.22 Solid 6% growth YoY	ROE[2] 16.7% Balanced capital deployment	CET1 Ratio 11.9% Strong capital ratio

TORONTO, August 21, 2019 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,263 million for the quarter ended July 31, 2019, up $154 million or 5% from the prior year, with solid diluted EPS growth of 6%. Results reflected strong earnings growth in Personal & Commercial Banking, Wealth Management and Insurance. These were partially offset by lower earnings in Capital Markets and Investor & Treasury Services amidst challenging market conditions.

Compared to last quarter, net income was up $33 million with higher earnings in Personal & Commercial Banking, Wealth Management and Insurance, largely offset by lower earnings in Capital Markets and Investor & Treasury Services.

Provisions for credit losses (PCL) on impaired loans ratio of 25 basis points (bps) was up 8 bps from a year ago (down 4 bps compared to last quarter), largely due to higher provisions in Capital Markets compared to recoveries in the prior year. Higher provisions in Personal & Commercial Banking also contributed to the increase. Our capital position remained strong with a Common Equity Tier 1 (CET1) ratio of 11.9%, up 10 bps from last quarter. In addition, today we announced an increase to our quarterly dividend of $0.03 or 3% to $1.05 per share.

“Our focused strategy and diversified business mix continue to deliver strong returns for our shareholders as we leverage our scale and investments in technology to create new value streams for our clients. This commitment is underpinned by the strength of our balance sheet, disciplined risk and expense management, and the power of imagination and insight our people deliver every day. RBC is well-positioned to further grow our market share and navigate the evolving market environment.”

– Dave McKay, RBC President and Chief Executive Officer

Q3 2019 Compared to Q3 2018	• Net income of $3,263 million • Diluted EPS[1] of $2.22 • ROE[2] of 16.7% • CET1 ratio of 11.9%	h 5% h 6% i 60 bps h 80 bps

Q3 2019 Compared to Q2 2019	• Net income of $3,263 million • Diluted EPS[1] of $2.22 • ROE[2] of 16.7% • CET1 ratio of 11.9%	h 1% h 1% i 80 bps h 10 bps

YTD 2019 Compared to YTD 2018	• Net income of $9,665 million • Diluted EPS[1] of $6.57 • ROE[2] of 17.0%	h 5% h 7% i 60 bps

Personal & Commercial Banking

Net income of $1,664 million increased $154 million or 10% from last year, mainly due to average volume growth of 7% and higher spreads in Canadian Banking. These factors were partially offset by an increase in staff-related costs as well as technology and related costs.

Compared to last quarter, net income increased $115 million or 7%, reflecting average volume growth of 2% in Canadian Banking, three more days in the quarter and lower PCL. These factors were partially offset by higher staff-related costs.

[1]	Earnings per share (EPS).
[2]

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

Wealth Management

Net income of $639 million increased $61 million or 11% from a year ago, primarily due to higher average fee-based client assets driven by favourable market impacts and strong net sales, as well as an increase in net interest income due to average volume growth (City National Bank saw strong double-digit loan growth of 17% YoY3). These factors were partially offset by higher costs in support of business growth, and higher variable compensation commensurate with revenue growth.

Compared to last quarter, net income increased $54 million or 9%, primarily reflecting higher average fee-based client assets driven by net sales and market appreciation, and an increase in net interest income mainly due to average volume growth and three more days in the quarter. These factors were partially offset by higher variable compensation commensurate with revenue growth and the net change in the fair value of U.S. share-based compensation plans.

Insurance

Net income of $204 million increased $46 million or 29% from a year ago, primarily reflecting higher favourable investment-related experience and the impact of new longevity reinsurance contracts. These factors were partially offset by higher disability and life retrocession claims costs and favourable reinsurance contract renegotiations in the prior year.

Compared to last quarter, net income increased $50 million or 32%, mainly due to higher favourable investment-related experience and the impact of new longevity reinsurance contracts. These factors were partially offset by favourable reinsurance contract renegotiations in the prior quarter.

Investor & Treasury Services

Net income of $118 million decreased $37 million or 24% from a year ago, primarily due to lower client deposit margins, lower revenue from our asset services business, and lower funding and liquidity revenue.

Compared to last quarter, net income decreased $33 million or 22%, primarily due to lower client deposit margins, higher costs in support of efficiency initiatives as well as technology and related costs, and lower funding and liquidity revenue.

Capital Markets

Net income of $653 million decreased $45 million or 6% from a year ago, primarily due to lower loan syndication revenue mainly in the U.S. and Europe reflective of the contraction in the global fee pool, higher PCL, and lower equity trading activity across most regions. These factors were partially offset by a lower effective tax rate largely reflecting changes in earnings mix and lower compensation on decreased results.

Compared to last quarter, net income decreased $123 million or 16% mainly due to lower fixed income trading largely in the U.S. (amidst a challenging environment relative to favorable market conditions in the second quarter), lower debt origination primarily in Europe and the U.S., and higher PCL mainly on performing loans. Lower equity trading in North America also contributed to the decrease. These factors were partially offset by lower compensation on decreased results.

Corporate Support

Net loss was $15 million in the current quarter, mainly due to net unfavourable tax adjustments, largely offset by asset/liability management activities. Net income was $10 million in the prior year, largely due to asset/liability management activities. Net income was $15 million in the prior quarter, largely due to asset/liability management activities and partially offset by net unfavourable tax adjustments.

Capital and Credit Quality

Capital – As at July 31, 2019, Basel III CET1 ratio was 11.9%, up 10 bps from last quarter, mainly reflecting internal capital generation, partially offset by higher risk-weighted assets, the impact of lower discount rates in determining pension and other post-employment benefit obligations, and share repurchases. This quarter, we returned $1.7 billion of our $3.3 billion in earnings to our shareholders through common share dividends and buybacks.

Credit Quality – Total PCL was $425 million. PCL on loans of $429 million increased $91 million or 27% from the prior year, due to higher provisions in Capital Markets, Wealth Management and Personal & Commercial Banking. Total PCL ratio on loans of 27 bps increased 4 bps from cyclical lows in the prior year. PCL ratio on impaired loans was 25 bps.

PCL on loans decreased $12 million or 3% from the prior quarter, and total PCL ratio on loans improved 2 bps from last quarter,

[3]	Loan growth was 15% YoY in U.S. Dollars.

reflecting stable credit conditions. Lower PCL on impaired loans, mainly in Personal & Commercial Banking, was largely offset by higher PCL on performing loans in Capital Markets.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 17% from a year ago to 4.3 million, resulting in a 26% increase in mobile sessions. Digital adoption increased to 52% as we continued our digital transformation journey.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other Key Performance and non-GAAP measures can be found under the Key Performance and non-GAAP measures section of our Q3 2019 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2018 Annual Report and the Risk management section of our Q3 2019 Report to Shareholders; including global uncertainty, Canadian housing and household indebtedness, information technology and cyber risk, regulatory changes, digital disruption and innovation, data and third party related risks, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2018 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2019 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2018 Annual Report and the Risk management section of our Q3 2019 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2019 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 21, 2019 at 8:00 a.m. (EST) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 5037596#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from August 21, 2019 until December 3, 2019 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 5322530#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Jennifer Nugent, Senior Director, Investor Relations, jennifer.nugent@rbc.com, 416-955-7805

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to more than 16 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-sustainability.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.